

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

Rachel Leheny
Chief Executive Officer
CalciMedica, Inc.
505 Coast Boulevard South, Suite 307
La Jolla, CA 92037

      Re: CalciMedica, Inc.
          Registration Statement on Form S-3
          Filed August 11, 2023
          File No. 333-273949

Dear Rachel Leheny:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Life Sciences

cc: Tom Coll